EXHIBIT 99.1

VOX ANNOUNCES RECORD 2023 FINANCIAL RESULTS

INCREASES QUARTERLY DIVIDEND AND PROVIDES 2024 OUTLOOK

TORONTO, CANADA – March 7, 2024 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce its operating and financial results for the fourth quarter and year ended December 31, 2023. All amounts in U.S. dollars unless otherwise indicated.

Full Year 2023 Highlights

•	Record annual revenue of $12,310,594, up ~45% from $8,508,105 in 2022.
•	Record annual gross profit of $9,978,660, up ~50% from $6,664,087 in 2022.
•	Record annual cash flows from operations of $5,271,090, up ~157% from $2,047,169 in 2022.
•	Strong balance sheet position at year end includes: (i) cash and accounts receivable of $12,850,451; (ii) working capital of $10,378,752; and (iii) total assets of $52,706,609.

Fourth Quarter 2023 Highlights

•	Q4 2023 revenue of $2,997,426, up ~42% from $2,104,758 in Q4 2022.
•	Q4 2023 gross profit of $2,072,497, up ~30% from $1,591,909 in Q4 2022.
•	Generated record cash flows from operations of $2,341,781, up ~38% from $1,695,717 in Q4 2022.

Subsequent to the end of the Quarter

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On January 16, 2024, the Company entered into a definitive credit agreement with the Bank of Montreal providing for a $15 million secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $10 million of availability subject to certain conditions.

Kyle Floyd, Chief Executive Officer, stated “We are pleased to announce our fourth quarter and annual results, realizing record annual revenue, gross profit, and cash flow from operations. We recognised approximately 45% annual revenue growth, which exceeded the midpoint of 2023 revenue guidance, and achieved approximately 157% growth in annual cash flows from operations. These strong financial results were in addition to delivering major strategic milestones during the year, such as graduation to the TSX, accretive royalty acquisitions in Australia, and an innovative IP licensing agreement. The Company is also pleased to announce that it has increased its quarterly dividend for shareholders by 9.1%, primarily due to strong growth in cash flows from operations. As we look ahead to 2024 and beyond, we remain highly focused on accelerating our business and continuing to deliver exceptional shareholder value.”

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Summary of Quarterly Results

	Three months ended December 31, 2023	Three months ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022
	$	$	$	$
Income Statement
Revenue	2,997,426	2,104,758	12,310,594	8,508,105
Gross profit	2,072,497	1,591,909	9,978,660	6,664,087
Operating expenses	(1,580,439)	(1,602,867)	(6,912,506)	(6,214,749)
Net impairment charge(2)	(1,087,206)	-	(1,337,206)	-
Income (loss) from operations	(595,148)	(10,958)	1,728,948	449,338
Other income(1)	366,184	96,862	683,998	1,346,742
Current tax (expense) recovery	(7,470)	68,297	(626,500)	(219,406)
Deferred tax expense	(181,528)	(102,139)	(1,887,558)	(1,248,495)
Net income (loss) and comprehensive income (loss)	(417,962)	52,062	(101,112)	328,179
Income (loss) per share – basic and diluted	(0.01)	0.00	(0.00)	0.01

Statement of Cash Flows
Cash flows from operating activities	2,341,781	1,695,717	5,271,090	2,047,169

Dividends declared per share	0.011	0.01	0.044	0.02

(1)	Other income comprises fair value change of warrants, foreign exchange differences, interest income, and loss on investments.

(2)

During the three months ended December 31, 2023, the Company became aware that the operator of the Jaw, Phoebe, Cart and Colossus exploration projects (“Peru Projects”) did not renew all or substantially all of the relevant mining claims and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the four royalties as of December 31, 2023, and the carrying value of the investment of $1,000,000 has been reduced to $nil. The Company has filed a statement of claim in the Supreme Court of Western Australia against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects. Pursuant to the original agreement signed with the operator on July 15, 2021, if any of the four exploration projects became relinquished within three years of signing the original agreement, the operator must promptly provide Vox with a replacement royalty for each relinquished royalty and with each replacement royalty having a value of at least $250,000. To the extent Vox is granted one or more replacement royalties, the Company expects to reverse up to $1,000,000 of the Q4 2023 impairment charge, which would increase net income by the equivalent amount.

For complete details, please refer to the consolidated financial statements and associated Management Discussion and Analysis for the years ended December 31, 2023, available on SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

Quarterly Dividend Increase

The Company is also pleased to announce that its Board of Directors has raised its quarterly dividend and declared a quarterly dividend of $0.012 per common share, to be paid on April 12, 2024, to shareholders of record as of the close of business on March 29, 2024. This is a 9.1% increase from the previous $0.011 per common share quarterly dividend and marks the second consecutive annual increase for Vox shareholders.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on March 28, 2024. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

Outlook

The operational performance of the Company’s portfolio during 2023 was generally in line with our expectations. On April 27, 2023, Vox estimated that 2023 royalty revenue guidance would be in the range of $11 million to $13 million. For the year ended December 31, 2023, Vox’s royalty revenue exceeded the midpoint of the range, totalling $12,310,594.

For 2024, Vox estimates royalty revenue to total $11 million to $13 million. Our 2024 outlook on royalty revenue is based on publicly available information of the owners or operators of projects on which we have a royalty interest and which we believe to be reliable. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, if available, or use our own management estimation.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning seven jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

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For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com +1-345-815-3939	pascal@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in April 2024 and on any future date thereafter, expectations to realize revenue from producing and development stage royalty assets or the IP Licensing Agreement over the medium- or long-term, and revenue expectations for fiscal year 2024.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the conflicts in Ukraine and Israel, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2023 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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